Filed by Teledyne Technologies Incorporated

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FLIR Systems, Inc.

(SEC File No. 000-21918)

The following investor presentation was posted on the website of Teledyne Technologies Incorporated (www.teledyne.com/investors/presentations) on January 13, 2021.

January 2021January 2021

Cautionary Statement Regarding Forward Looking Statements This report contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, with respect to management’s beliefs about the financial condition, results of operations and businesses of Teledyne in the future. Forward-looking statements involve risks and uncertainties, are based on the current expectations of the management of Teledyne and are subject to uncertainty and changes in circumstances. The forward-looking statements contained herein may include statements about the expected effects on Teledyne of the proposed acquisition of FLIR, the anticipated timing and scope of the proposed transaction, anticipated earnings enhancements, estimated cost savings and other synergies related to the proposed transaction, costs to be incurred in achieving synergies, anticipated capital expenditures and product developments, and other strategic options. Forward-looking statements generally are accompanied by words such as “projects”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “will” and words of similar import that convey the uncertainty of future events or outcomes. All statements made in this communication that are not historical in nature should be considered forward-looking. By its nature, forward-looking information is not a guarantee of future performance or results and involves risks and uncertainties because it relates to events and depends on circumstances that will occur in the future. Actual results could differ materially from these forward-looking statements. Many factors could change anticipated results, including ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the occurrence of any event, change or other circumstances that could give rise to the right of Teledyne or FLIR or both to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Teledyne or FLIR in connection with the Merger Agreement; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the failure to obtain the debt portion of the financing for the proposed transaction; the inability to complete the acquisition and integration of FLIR successfully, to retain customers and key employees and to achieve operating synergies, including the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Teledyne and FLIR do business; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the inability to develop and market new competitive products; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards; operating results of FLIR being lower than anticipated; disruptions in the global economy; the spread of the COVID-19 virus resulting in production, supply, contractual and other disruptions, including facility closures and furloughs; customer and supplier bankruptcies; changes in demand for products sold to the defense electronics, instrumentation, digital imaging, energy exploration and production, commercial aviation, semiconductor and communications markets; funding, continuation and award of government programs; cuts to defense spending resulting from existing and future deficit reduction measures; impacts from the United Kingdom’s exit from the European Union; uncertainties related to the policies of the U.S. Presidential Administration; the imposition and expansion of, and responses to, trade sanctions and tariffs; and threats to the security of our confidential and proprietary information, including cyber security threats. Lower oil and natural gas prices, as well as instability in the Middle East or other oil producing regions, and new regulations or restrictions relating to energy production, including with respect to hydraulic fracturing, could further negatively affect our businesses that supply the oil and gas industry. Disruptions from the production delay of Boeing’s 737 Max aircraft and increasing fuel costs will negatively affect the markets of our commercial aviation businesses. In addition, financial market fluctuations affect the value of the company's pension assets. Changes in the policies of U.S. and foreign governments, including economic sanctions, could result, over time, in reductions or realignment in defense or other government spending and further changes in programs in which the company participates. Additional factors that could cause results to differ materially from those described above can be found in Teledyne’s Annual Report on Form 10-K for the year ended December 29, 2019, and its Quarterly Reports on Form 10-Q for the periods ended March 29, June 28 and September 27, 2020, all of which are on file with the SEC and available in the “Investors” section of Teledyne’s website, teledyne.com, under the heading “Investor Information” and in other documents Teledyne files with the SEC, and in FLIR’s Annual Report on Form 10-K for the year ended December 31, 2019, and its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2020, all of which are on file with the SEC and available on the “Investor Relations” page of FLIR’s website, flir.com, under the heading “Filings and Financials” and in other documents FLIR files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Teledyne nor FLIR assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Additional Information and Where to Find It 2Cautionary Statement Regarding Forward Looking Statements This report contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, with respect to management’s beliefs about the financial condition, results of operations and businesses of Teledyne in the future. Forward-looking statements involve risks and uncertainties, are based on the current expectations of the management of Teledyne and are subject to uncertainty and changes in circumstances. The forward-looking statements contained herein may include statements about the expected effects on Teledyne of the proposed acquisition of FLIR, the anticipated timing and scope of the proposed transaction, anticipated earnings enhancements, estimated cost savings and other synergies related to the proposed transaction, costs to be incurred in achieving synergies, anticipated capital expenditures and product developments, and other strategic options. Forward-looking statements generally are accompanied by words such as “projects”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “will” and words of similar import that convey the uncertainty of future events or outcomes. All statements made in this communication that are not historical in nature should be considered forward-looking. By its nature, forward-looking information is not a guarantee of future performance or results and involves risks and uncertainties because it relates to events and depends on circumstances that will occur in the future. Actual results could differ materially from these forward-looking statements. Many factors could change anticipated results, including ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the occurrence of any event, change or other circumstances that could give rise to the right of Teledyne or FLIR or both to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Teledyne or FLIR in connection with the Merger Agreement; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the failure to obtain the debt portion of the financing for the proposed transaction; the inability to complete the acquisition and integration of FLIR successfully, to retain customers and key employees and to achieve operating synergies, including the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Teledyne and FLIR do business; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the inability to develop and market new competitive products; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards; operating results of FLIR being lower than anticipated; disruptions in the global economy; the spread of the COVID-19 virus resulting in production, supply, contractual and other disruptions, including facility closures and furloughs; customer and supplier bankruptcies; changes in demand for products sold to the defense electronics, instrumentation, digital imaging, energy exploration and production, commercial aviation, semiconductor and communications markets; funding, continuation and award of government programs; cuts to defense spending resulting from existing and future deficit reduction measures; impacts from the United Kingdom’s exit from the European Union; uncertainties related to the policies of the U.S. Presidential Administration; the imposition and expansion of, and responses to, trade sanctions and tariffs; and threats to the security of our confidential and proprietary information, including cyber security threats. Lower oil and natural gas prices, as well as instability in the Middle East or other oil producing regions, and new regulations or restrictions relating to energy production, including with respect to hydraulic fracturing, could further negatively affect our businesses that supply the oil and gas industry. Disruptions from the production delay of Boeing’s 737 Max aircraft and increasing fuel costs will negatively affect the markets of our commercial aviation businesses. In addition, financial market fluctuations affect the value of the company's pension assets. Changes in the policies of U.S. and foreign governments, including economic sanctions, could result, over time, in reductions or realignment in defense or other government spending and further changes in programs in which the company participates. Additional factors that could cause results to differ materially from those described above can be found in Teledyne’s Annual Report on Form 10-K for the year ended December 29, 2019, and its Quarterly Reports on Form 10-Q for the periods ended March 29, June 28 and September 27, 2020, all of which are on file with the SEC and available in the “Investors” section of Teledyne’s website, teledyne.com, under the heading “Investor Information” and in other documents Teledyne files with the SEC, and in FLIR’s Annual Report on Form 10-K for the year ended December 31, 2019, and its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2020, all of which are on file with the SEC and available on the “Investor Relations” page of FLIR’s website, flir.com, under the heading “Filings and Financials” and in other documents FLIR files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Teledyne nor FLIR assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Additional Information and Where to Find It 2

Enabling Technologies to Sense, Transmit and Analyze Information NN 3Enabling Technologies to Sense, Transmit and Analyze Information NN 3

Teledyne » High technology industrial company » Broad, balanced portfolio of highly engineered products » Proven track record; hands-on management; consistent, predictable performance » Further opportunities for margin improvement » Compound growth in earnings and cash flow » Prudent capital deployment and successful integration of acquisitions 4Teledyne » High technology industrial company » Broad, balanced portfolio of highly engineered products » Proven track record; hands-on management; consistent, predictable performance » Further opportunities for margin improvement » Compound growth in earnings and cash flow » Prudent capital deployment and successful integration of acquisitions 4

Teledyne Markets; Global Presence

Sales of ~$3.08 Billion[(a)]

Markets[(b)]



Offshore Energy
Other Marine Instrumentation(c)
U.S. Gov't
5%
8%
22%
Analytical and Electronic Test & Measurement(d)
26%
6%
Other Industrials(e)
5%
28%
Commercial Imaging
Commercial Aerospace

Sales by Geography[(b)]



Europe
U.S. Gov't
19%
26%
19%
Asia Pac
4%
Other Americas
3%
MEA & Other
29%
U.S. Commercial

(a) Reflects approximate full year 2020 sales as disclosed by management on the company's preliminary fourth quarter and full year results dated January 4, 2021
(b) Approximate sales percentage by end market and geography for the nine months 2020
(c) Includes Marine Instrumentation for hydrographic survey, ocean science and other product lines
(d) Includes Environmental Instrumentation and electronic Test & Measurement Instrumentation
(e) Other includes commercial or foreign government sales of electronics for microwave and satellite communications, industrial interconnect systems and other product lines

5

Teledyne's Transformation

Ongoing portfolio transformation

2000(a)

Sales of ~$827M


37%
3%
Printed Circuits
6%
4%
Aerospace Castings
17%
Aerospace Engines
33%

2010(b)

Sales of ~$1.78B


32%
7%
7%
Aerospace Engines
34%
19%
Printed Circuits

2020(c)

Sales of ~$3.08


36%
32%
13%
19%

- Instrumentation
- Digital Imaging
- Aerospace & Defense Electronics
- Engineered Systems
- Divested Operations

(a) Includes Teledyne Cast Parts, the former Aerospace Engines & Components segment and Teledyne Printed Circuit Technology which were divested in December 2000, April 2011 and July 2016, respectively

(b) Revenue by segment based on fiscal year 2010 results including the Aerospace Engines & Components businesses sold in April 2011

(c) Reflects revenue percentage by segment for the nine months 2020 and approximate full year 2020 sales as disclosed by management on the company's preliminary fourth quarter and full year results dated January 4, 2021

Represents sales from the Instrumentation and Digital Imaging segments, as well as sales of proprietary Aerospace and Defense electronics products

6

Continuous Improvement[a]

Gross Margin[b]



44%
40%
36%
32%
28%
24%
20%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
9Mo. '20

EBITDA Margin



20%
18%
16%
14%
12%
10%
8%
6%
4%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
9Mo. '20

R&D Expense[c]



10%
8%
6%
4%
2%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
9Mo. '20

International Sales (%)



50%
45%
40%
35%
30%
25%
20%
15%
10%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
9Mo. '20

(a) 2009 – 2012 represent data from continuing operations. See page 23 for a reconciliation of GAAP to non-GAAP amounts
(b) Represents gross margin as filed in historical SEC filings, which do not reflect ASU No. 2017-07: Improving the Presentation of Net Periodic Pension Cost, etc. for 2016 and prior years
(c) Represents company-funded research and development expense, including bid and proposal expense, as a percentage of sales

7

Total Shareholder Return 5,000 4,700 Teledyne Relative shareholder return 4,400 since publicly listed 4,100 3,800 3,500 3,200 2,900 2,600 2,300 2,000 1,700 1,400 1,100 Russell 2000 800 500 200 (100) 8 Nov-99 Dec-00 Jan-02 Feb-03 Mar-04 Apr-05 May-06 Jun-07 Jul-08 Aug-09 Sep-10 Oct-11 Nov-12 Dec-13 Jan-15 Feb-16 Mar-17 Apr-18 May-19 Jun-20 January 12, 2021Total Shareholder Return 5,000 4,700 Teledyne Relative shareholder return 4,400 since publicly listed 4,100 3,800 3,500 3,200 2,900 2,600 2,300 2,000 1,700 1,400 1,100 Russell 2000 800 500 200 (100) 8 Nov-99 Dec-00 Jan-02 Feb-03 Mar-04 Apr-05 May-06 Jun-07 Jul-08 Aug-09 Sep-10 Oct-11 Nov-12 Dec-13 Jan-15 Feb-16 Mar-17 Apr-18 May-19 Jun-20 January 12, 2021

Teledyne Improved Preliminary 2020 Results » Fourth quarter sales of approximately $800 million » All-time record quarterly GAAP diluted earnings per share estimated to be $3.16 to $3.19, compared with the prior outlook of $2.56 to $2.86 » All-time record quarterly GAAP operating margin of approximately 17.5% » Record quarterly and full-year cash flow » Full-year GAAP diluted earnings per share estimated to be $10.30 to $10.33, including restructuring and other pretax charges totaling approximately $32.4 million » Year-end net debt of approximately $115 million 9Teledyne Improved Preliminary 2020 Results » Fourth quarter sales of approximately $800 million » All-time record quarterly GAAP diluted earnings per share estimated to be $3.16 to $3.19, compared with the prior outlook of $2.56 to $2.86 » All-time record quarterly GAAP operating margin of approximately 17.5% » Record quarterly and full-year cash flow » Full-year GAAP diluted earnings per share estimated to be $10.30 to $10.33, including restructuring and other pretax charges totaling approximately $32.4 million » Year-end net debt of approximately $115 million 9

(a) Consistent EPS Growth ($ per share) (d) $10.73 $ 11.00 $10.32 ~ … 10.00 $9.01 9.00 8.00 (c) $6.93 7.00 (b) $5.53 $6.26 $5.75 6.00 $5.44 $4.87 $5.37 5.00 $4.33 $3.81 4.00 $3.17 $3.25 $3.05 $2.72 3.00 $2.26 $1.85 2.00 $1.24 $0.91 $0.77 1.00 $0.21 0.00 (a) Represents total GAAP EPS for 2002 through 2008 and 2013 through 2019, and GAAP EPS from continuing operations for 2001 and 2009 through 2012 (b) Excludes pretax charges of $7.9 million ($0.16 per share) related to the acquisition of e2v. See page 22 for a reconciliation of GAAP to non-GAAP amounts (c) Excludes pretax charges of $27.0 million ($0.54 per share) related to the acquisition of e2v and estimated after-tax charges of $4.7 million ($0.13 per share) related to the Tax Cuts and Jobs Act of 2017. See page 22 for a reconciliation of GAAP to non-GAAP amounts (d) Represents the middle of management’s 2020 GAAP earnings per share outlook as disclosed by management on the company’s preliminary fourth 10 quarter and full year results dated January 4, 2021(a) Consistent EPS Growth ($ per share) (d) $10.73 $ 11.00 $10.32 ~ … 10.00 $9.01 9.00 8.00 (c) $6.93 7.00 (b) $5.53 $6.26 $5.75 6.00 $5.44 $4.87 $5.37 5.00 $4.33 $3.81 4.00 $3.17 $3.25 $3.05 $2.72 3.00 $2.26 $1.85 2.00 $1.24 $0.91 $0.77 1.00 $0.21 0.00 (a) Represents total GAAP EPS for 2002 through 2008 and 2013 through 2019, and GAAP EPS from continuing operations for 2001 and 2009 through 2012 (b) Excludes pretax charges of $7.9 million ($0.16 per share) related to the acquisition of e2v. See page 22 for a reconciliation of GAAP to non-GAAP amounts (c) Excludes pretax charges of $27.0 million ($0.54 per share) related to the acquisition of e2v and estimated after-tax charges of $4.7 million ($0.13 per share) related to the Tax Cuts and Jobs Act of 2017. See page 22 for a reconciliation of GAAP to non-GAAP amounts (d) Represents the middle of management’s 2020 GAAP earnings per share outlook as disclosed by management on the company’s preliminary fourth 10 quarter and full year results dated January 4, 2021

(a) Revenue History ($ in millions) $3,164 (b) ~$3,080 $ 3,250 Digital Imaging $2,902 Instrumentation 3,000 Aerospace & Defense $2,604 2,750 Electronics $2,394 2,500 $2,339 Engineered Systems $2,298 $2,150 $2,127 2,250 $1,942 2,000 $1,722 $1,652 $1,644 1,750 $1,442 1,500 $1,252 1,250 $1,055 $875 1,000 750 500 250 0 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020E (a) Excludes the former Aerospace Engines & Components segment, which was sold on April 19, 2011, in all years (b) Represents approximate revenue as disclosed by management on the company’s preliminary fourth quarter and full year results dated 11 January 4, 2021(a) Revenue History ($ in millions) $3,164 (b) ~$3,080 $ 3,250 Digital Imaging $2,902 Instrumentation 3,000 Aerospace & Defense $2,604 2,750 Electronics $2,394 2,500 $2,339 Engineered Systems $2,298 $2,150 $2,127 2,250 $1,942 2,000 $1,722 $1,652 $1,644 1,750 $1,442 1,500 $1,252 1,250 $1,055 $875 1,000 750 500 250 0 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020E (a) Excludes the former Aerospace Engines & Components segment, which was sold on April 19, 2011, in all years (b) Represents approximate revenue as disclosed by management on the company’s preliminary fourth quarter and full year results dated 11 January 4, 2021

Consistent Cash Flow



($ in millions)
$ 500
450
400
350
300
250
200
150
100
50
0
$99
$130
$111
$114
$116
$190
$120
$124
$142
$222
$162
$184
$185
$182
$218
$244
$196
$163
$191
$249
$227
$316
$334
$360
$402
$394
~$390
~$500
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020E(a)
Net Income Attributable to Teledyne
Adjusted Free Cash Flow(b)

(a) Net income reflects the middle of management's 2020 GAAP earnings per share outlook and estimated cash flow resulting in net debt as disclosed by management on the company's preliminary fourth quarter and full year results dated January 4, 2021

(b) Adjusted Free Cash Flow (a non-GAAP measure) represents Cash from Operating Activities less purchases of property, plant and equipment, and excludes voluntary pension contributions but includes proceeds pursuant to a 1031 like-kind exchange. See page 24 for a reconciliation of GAAP to non-GAAP amounts

12

(a) Teledyne Acquisition History Electronic Instrumentation Digital Imaging Aerospace & Defense Electronics Engineered Systems 2001 2002 2003 2004 2005 2006 2007 2008 2012 2015 2016 2017 2019 2020 2009 2010 2011 2013 2014 2018 Microwave Digital Imaging Marine Instrumentation Environmental Electronic Test & and Interconnects and Interconnects Instrumentation Measurement » 63 acquisitions = $ 25 million = $ 200 million » Acquisition value of approximately $3.6B (a) Area of bubble denotes relative consideration for each acquisition 13(a) Teledyne Acquisition History Electronic Instrumentation Digital Imaging Aerospace & Defense Electronics Engineered Systems 2001 2002 2003 2004 2005 2006 2007 2008 2012 2015 2016 2017 2019 2020 2009 2010 2011 2013 2014 2018 Microwave Digital Imaging Marine Instrumentation Environmental Electronic Test & and Interconnects and Interconnects Instrumentation Measurement » 63 acquisitions = $ 25 million = $ 200 million » Acquisition value of approximately $3.6B (a) Area of bubble denotes relative consideration for each acquisition 13

Capital Allocation[a]



Capital Allocation of $5.2 Billion
Source of Funds
Borrowings, Net[a]
Cash Flow[b]
$115M
$160M
$4,715M
Non-core Divestitures[c]
Use of Funds
Stock Repurchase
$425M
Pension Contribution (after-tax)
$295M
$960M
CapEx
$3,555M
Acquisitions[a]
Acquisitions
Instrumentation[d]
44%
Engineered Systems
1%
8%
47%
A&D Electronics[d]
Digital Imaging[d]

(a) Approximate sources and uses of funds since 1999 spinoff through year-end 2020. Public offering proceeds in 2000 assumed to offset debt at spinoff and are not shown. Borrowings represent net debt as disclosed by management on the company's preliminary fourth quarter and full year results dated January 4, 2021

(b) Includes cash flow from operations, as well as proceeds from the exercise of stock options

(c) Includes after-tax proceeds from the sales of Teledyne Cast Parts, the former Aerospace Engines & Components segment and assets of Teledyne Printed Circuit Technology which were divested in December 2000, April 2011 and July 2016, respectively

(d) Illustrative allocation of e2v purchase price distributed among Digital Imaging, A&D Electronics and Instrumentation based on trailing revenue and multiple of revenue

14

NNNN

Teledyne to Acquire FLIR » Transaction value of approximately $8.0 billion » Consideration of 50% cash and 50% Teledyne stock » Financed from cash on hand and new debt w Fully committed $4.5 billion loan facility to fund transaction and refinance debt; to be replaced with permanent financing w Estimated net leverage at closing of approximately 4.0x EBITDA, declining to <3.0x by year-end 2022 w Commitment to maintain solid investment grade profile » Near-term pretax synergies of $40 million per year, growing to $80 million per year over time » Immediately accretive to earnings, excluding transaction costs and intangible asset amortization; accretive to GAAP earnings in the first full calendar year » Expected closing mid 2021 16Teledyne to Acquire FLIR » Transaction value of approximately $8.0 billion » Consideration of 50% cash and 50% Teledyne stock » Financed from cash on hand and new debt w Fully committed $4.5 billion loan facility to fund transaction and refinance debt; to be replaced with permanent financing w Estimated net leverage at closing of approximately 4.0x EBITDA, declining to <3.0x by year-end 2022 w Commitment to maintain solid investment grade profile » Near-term pretax synergies of $40 million per year, growing to $80 million per year over time » Immediately accretive to earnings, excluding transaction costs and intangible asset amortization; accretive to GAAP earnings in the first full calendar year » Expected closing mid 2021 16

Uniquely Complementary Combination » Perfectly complementary technologies and markets with minimal overlap w Sensors based on different semiconductor technologies for different wavelengths w Products serving different customers and applications w Unique unmanned and autonomous systems serving different markets across air & land (FLIR) and subsea (Teledyne) » Common business models w Serving respective markets and customers with different sensors, cameras and sensor systems w Business portfolios balanced among commercial and government markets and geographies 17Uniquely Complementary Combination » Perfectly complementary technologies and markets with minimal overlap w Sensors based on different semiconductor technologies for different wavelengths w Products serving different customers and applications w Unique unmanned and autonomous systems serving different markets across air & land (FLIR) and subsea (Teledyne) » Common business models w Serving respective markets and customers with different sensors, cameras and sensor systems w Business portfolios balanced among commercial and government markets and geographies 17

Infrared Imaging Ecosystem Teledyne Space Airborne FLIR Imaging Land, Maritime and Soldier Systems NN Commercial Thermography Automotive, Consumer and Security 18Infrared Imaging Ecosystem Teledyne Space Airborne FLIR Imaging Land, Maritime and Soldier Systems NN Commercial Thermography Automotive, Consumer and Security 18

Complementary Spectrum of Sensor Capabilities








Teledyne
Teledyne Primarily MCT
High performance, niche segment
Teledyne
FLIR
Primarily InSb, μB
Also InGaAs, QWIP
Good performance,
Large market
GAMMA RAYS
X-RAYS
ULTRAVIOLET
VISIBLE LIGHT
INFRARED
MICROWAVE
RADIO






Infrared Detector Technologies

	Teledyne
MCT	Mercury Cadmium Telluride
	FLIR
InSb	Indium Antimonide
μB	Microbolometer / Thermal / Uncooled
InGaAs	Indium Gallium Arsenide
QWIP	Quantum Well Infrared Photodetector

19

2020 Pro Forma Revenue by Segment Pro Forma Teledyne FLIR Sales of ~$5.0B Sales of ~$3.1B Sales of ~$1.9B 21% 36% 100% 32% 59% 13% 8% NN 19% 12% Instrumentation Digital Imaging Aerospace & Defense Electronics Engineered Systems 202020 Pro Forma Revenue by Segment Pro Forma Teledyne FLIR Sales of ~$5.0B Sales of ~$3.1B Sales of ~$1.9B 21% 36% 100% 32% 59% 13% 8% NN 19% 12% Instrumentation Digital Imaging Aerospace & Defense Electronics Engineered Systems 20

Additional Information and Where to Find It In connection with the proposed transaction between Teledyne Technologies Incorporated (“Teledyne”) and FLIR Systems, Inc. (“FLIR”), Teledyne will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Teledyne and FLIR and a prospectus of Teledyne, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Teledyne and FLIR will be submitted to Teledyne’s stockholders and FLIR’s stockholders for their consideration. Stockholders of Teledyne and stockholders of FLIR are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Teledyne and FLIR, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Teledyne, Attn: Investor Relations, 1049 Camino Dos Rios, Thousand Oaks, California 91360, or to FLIR, Attn: Corporate Secretary, 1201 S Joyce St, Arlington, Virginia 22202. Participants in the Solicitation Teledyne, FLIR and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Teledyne’s directors and executive officers is available in its definitive proxy statement for its 2020 Annual Meeting, which was filed with the SEC on March 10, 2020, its Annual Report on Form 10-K for the year ended December 28, 2019, which was filed with the SEC on February 24, 2020, and certain of its Current Reports on Form 8-K. Information regarding FLIR’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. 21Additional Information and Where to Find It In connection with the proposed transaction between Teledyne Technologies Incorporated (“Teledyne”) and FLIR Systems, Inc. (“FLIR”), Teledyne will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Teledyne and FLIR and a prospectus of Teledyne, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Teledyne and FLIR will be submitted to Teledyne’s stockholders and FLIR’s stockholders for their consideration. Stockholders of Teledyne and stockholders of FLIR are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Teledyne and FLIR, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Teledyne, Attn: Investor Relations, 1049 Camino Dos Rios, Thousand Oaks, California 91360, or to FLIR, Attn: Corporate Secretary, 1201 S Joyce St, Arlington, Virginia 22202. Participants in the Solicitation Teledyne, FLIR and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Teledyne’s directors and executive officers is available in its definitive proxy statement for its 2020 Annual Meeting, which was filed with the SEC on March 10, 2020, its Annual Report on Form 10-K for the year ended December 28, 2019, which was filed with the SEC on February 24, 2020, and certain of its Current Reports on Form 8-K. Information regarding FLIR’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. 21

Teledyne Technologies Incorporated Reconciliation of Non-GAAP Financial Measures Teledyne reports its financial results in accordance with U.S. GAAP. However, management believes that, in order to more fully understand our short-term and long-term financial and operational trends, investors may wish to consider the impact of certain items resulting from our recent acquisition of e2v which have an infrequent or non-recurring impact on operations. Accordingly, we present non-GAAP financial measures as a supplement to the financial measures we present in accordance with GAAP. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by adjusting for certain expenses and other items. Management believes these non-GAAP financial measures provide additional means of evaluating period-over-period operating performance. In addition, management understands that some investors and financial analysts find this information helpful in analyzing our financial and operational performance and comparing this performance to our peers and competitors. We use the term “adjusted earnings per share,” to refer to GAAP earnings per share excluding items related to the e2v business acquisition and integration such as expense related to inventory fair value step-up adjustment, transaction and integration expenses such as legal, financial and other advisory fees, stamp duty, purchase price hedge losses, bridge loan fees and severance. We also adjust for any tax impact related to the above items. Management includes or excludes the effect of each of the items identified below in the applicable non-GAAP financial measure referenced above for the reasons set forth below with respect to that item: - Acquisition and integration related expenses-in connection with our e2v acquisition, we incurred legal, financial, and other advisory fees, stamp duty, purchase price hedge losses, - bridge loan fees and severance. We exclude these expenses from our non-GAAP measures because we believe they do not reflect the performance of our ongoing operations. - On December 22, 2017, the Tax Cuts and Jobs Act was enacted. The Tax Act significantly revised the U.S. corporate income tax by, among other things, lowering corporate income tax rates, implementing the territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. As a result of the Tax Act, Teledyne incurred estimated charges in the fourth quarter of 2017 primarily due to the repatriation tax and the remeasurement of U.S. deferred tax assets and liabilities. The non-GAAP financial measures described above are not meant to be considered superior to, or a substitute for, our financial statements prepared in accordance with GAAP. There are material limitations associated with non-GAAP financial measures because they exclude charges that have an effect on our reported results and, therefore, should not be relied upon as the sole financial measures by which to evaluate our financial results. Management compensates and believes that investors should compensate for these limitations by viewing the non-GAAP financial measures in conjunction with the GAAP financial measures. In addition, the non-GAAP financial measures included in this presentation may be different from, and therefore may not be comparable to, similar measures used by other companies. The non-GAAP financial measures listed above is also used by our management to evaluate our operating performance, and benchmark our results against our historical performance and the performance of our peers. Reconciliation of GAAP to Non-GAAP financial measures (in millions): Fiscal Year Fiscal Year 2016 2017 Adjusted fully diluted earnings per share (a): Fully diluted earnings per share $ 5 .37 $ 6 .26 e2v transaction costs, including stamp duty, advisory, legal and other 0.04 0.26 consulting fees and other costs e2v inventory fair value step-up amortization expense -- 0.12 e2v funds-certain bank bridge facility commitment expense 0.01 0.05 Foreign currency option contract expense to hedge the e2v purchase price 0.11 0.11 Tax Cuts and Jobs Act repatriation tax and other impacts (b) 0.13 Adjusted fully diluted earnings per share $ 5 .53 $ 6.93 (a) The adjustments to the full year are net of taxes of $0.20 per diluted share, based on a 26.8% income tax rate 22 (b) Total year 2017 includes provisional charges of $4.7 million due to the estimated impact of the Tax ActTeledyne Technologies Incorporated Reconciliation of Non-GAAP Financial Measures Teledyne reports its financial results in accordance with U.S. GAAP. However, management believes that, in order to more fully understand our short-term and long-term financial and operational trends, investors may wish to consider the impact of certain items resulting from our recent acquisition of e2v which have an infrequent or non-recurring impact on operations. Accordingly, we present non-GAAP financial measures as a supplement to the financial measures we present in accordance with GAAP. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by adjusting for certain expenses and other items. Management believes these non-GAAP financial measures provide additional means of evaluating period-over-period operating performance. In addition, management understands that some investors and financial analysts find this information helpful in analyzing our financial and operational performance and comparing this performance to our peers and competitors. We use the term “adjusted earnings per share,” to refer to GAAP earnings per share excluding items related to the e2v business acquisition and integration such as expense related to inventory fair value step-up adjustment, transaction and integration expenses such as legal, financial and other advisory fees, stamp duty, purchase price hedge losses, bridge loan fees and severance. We also adjust for any tax impact related to the above items. Management includes or excludes the effect of each of the items identified below in the applicable non-GAAP financial measure referenced above for the reasons set forth below with respect to that item: - Acquisition and integration related expenses-in connection with our e2v acquisition, we incurred legal, financial, and other advisory fees, stamp duty, purchase price hedge losses, - bridge loan fees and severance. We exclude these expenses from our non-GAAP measures because we believe they do not reflect the performance of our ongoing operations. - On December 22, 2017, the Tax Cuts and Jobs Act was enacted. The Tax Act significantly revised the U.S. corporate income tax by, among other things, lowering corporate income tax rates, implementing the territorial tax system and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. As a result of the Tax Act, Teledyne incurred estimated charges in the fourth quarter of 2017 primarily due to the repatriation tax and the remeasurement of U.S. deferred tax assets and liabilities. The non-GAAP financial measures described above are not meant to be considered superior to, or a substitute for, our financial statements prepared in accordance with GAAP. There are material limitations associated with non-GAAP financial measures because they exclude charges that have an effect on our reported results and, therefore, should not be relied upon as the sole financial measures by which to evaluate our financial results. Management compensates and believes that investors should compensate for these limitations by viewing the non-GAAP financial measures in conjunction with the GAAP financial measures. In addition, the non-GAAP financial measures included in this presentation may be different from, and therefore may not be comparable to, similar measures used by other companies. The non-GAAP financial measures listed above is also used by our management to evaluate our operating performance, and benchmark our results against our historical performance and the performance of our peers. Reconciliation of GAAP to Non-GAAP financial measures (in millions): Fiscal Year Fiscal Year 2016 2017 Adjusted fully diluted earnings per share (a): Fully diluted earnings per share $ 5 .37 $ 6 .26 e2v transaction costs, including stamp duty, advisory, legal and other 0.04 0.26 consulting fees and other costs e2v inventory fair value step-up amortization expense -- 0.12 e2v funds-certain bank bridge facility commitment expense 0.01 0.05 Foreign currency option contract expense to hedge the e2v purchase price 0.11 0.11 Tax Cuts and Jobs Act repatriation tax and other impacts (b) 0.13 Adjusted fully diluted earnings per share $ 5 .53 $ 6.93 (a) The adjustments to the full year are net of taxes of $0.20 per diluted share, based on a 26.8% income tax rate 22 (b) Total year 2017 includes provisional charges of $4.7 million due to the estimated impact of the Tax Act

Teledyne Technologies Incorporated Reconciliation of Non-GAAP Financial Measures The following tables set forth a reconciliation of net income and operating margin provided in acordance with GAAP to comparable results that are non-GAAP. Reconciliation of GAAP to Non-GAAP financial measures (in millions): Fiscal Year (Incl. Discont Ops) Fiscal Year 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 Sales from Continuing Operations $ 625.5 $ 647.0 $ 712.8 $ 874.7 $ 1,055.1 $ 1,251.6 $ 1,441.6 $ 1,722.0 $ 1,652.1 $ 1,644.2 $ 1,941.9 $ 2,127.3 $ 2,338.6 $ 2,394.0 $ 2,298.1 $ 2,149.9 Add: Discontinued Operation (a) 118.8 125.7 127.9 141.9 151.4 181. 6 180. 7 171. 0 -- -- -- -- -- -- -- -- Total Sales $ 744.3 $ 772.7 $ 840.7 $ 1,016.6 $ 1,206.5 $ 1,433.2 $ 1,622.3 $ 1,893.0 $ 1,652.1 $ 1,644.2 $ 1,941.9 $ 2,127.3 $ 2,338.6 $ 2,394.0 $ 2,298.1 $ 2,149.9 Cost of Sales 573.4 584.9 636.7 746.3 869.6 1,020.2 1,136.4 1,339.5 1,177.3 1,148.1 1,290.7 1,379.1 1,500.0 1,487.1 1,427.8 1,318.0 Gross Profit $ 170.9 $ 187.8 $ 204.0 $ 270.3 $ 336.9 $ 413.0 $ 485.9 $ 553.5 $ 474.8 $ 496.1 $ 651.2 $ 748.2 $ 838.6 $ 906.9 $ 870.3 $ 831.9 Gross Margin, GAAP 23.0% 24.3% 24.3% 26.6% 27.9% 28.8% 30.0% 29.2% 28.7% 30.2% 33.5% 35.2% 35.9% 37.9% 37.9% 38.7% Selling, General & Administrative Expenses 143.8 145.6 157.0 203.4 236.2 287. 9 323. 6 364. 6 303.4 317.6 424.0 505. 1 598. 3 612. 4 588.6 578. 1 SG&A Expense Margin, GAAP 19.3% 18.8% 18.7% 20.0% 19.6% 20.1% 19.9% 19.3% 18.4% 19.3% 21.8% 23.7% 25.6% 25.6% 25.6% 26.9% Operating Income, GAAP $ 27.1 $ 42.2 $ 47.0 $ 66.9 $ 100.7 $ 125.1 $ 162.3 $ 188.9 $ 171.4 $ 178.5 $ 227.2 $ 243.1 $ 240.3 $ 294.5 $ 281.7 $ 253.8 Operating Margin, GAAP 3.6% 5.5% 5.6% 6.6% 8.3% 8.7% 10.0% 10.0% 10.4% 10.9% 11.7% 11.4% 10.3% 12.3% 12.3% 11.8% Net Income Attributable to Teledyne, GAAP 6.8 25.4 29.7 41.7 64.2 80.3 98.5 111.3 115.9 119.9 142. 1 161. 8 185. 0 217. 7 195.8 190.9 Interest Expense 1.9 0.6 0.8 1.9 3.5 7.4 12.5 10.9 4.8 6.5 16.2 17.8 20.4 19.0 23.9 23.2 Income Taxes 4.5 16.7 14.9 26.3 38.8 41.4 50.8 65.0 50.0 53.6 69.5 65.4 39.5 66.5 62.7 50.4 Depreciation & Amortization Expense 20.5 21.8 23.1 24.8 25.6 32.0 34.7 47.3 42.5 45.2 64.2 78.3 91.1 94.3 90.3 87.3 EBITDA, non-GAAP $ 33.7 $ 64.5 $ 68.5 $ 94.7 $ 132.1 $ 161.1 $ 196.5 $ 234.5 $ 213.2 $ 225.2 $ 292.0 $ 323.3 $ 336.0 $ 397.5 $ 372.7 $ 351.8 EBITDA Margin, non-GAAP 4.5% 8.3% 8.1% 9.3% 10.9% 11.2% 12.1% 12.4% 12.9% 13.7% 15.0% 15.2% 14.4% 16.6% 16.2% 16.4% (a) Represents the divested former Aerospace Engines & Componenents segment Fiscal Year 9 Mo. YTD 2017 2018 2019 2020 Total Sales $ 2, 603.8 $ 2,901.8 $ 3, 163.6 $ 2,276.9 Cost of Sales 1,624.0 1,791.0 1,920.3 1,411.7 Gross Profit $ 979.8 $ 1,110.8 $ 1, 243.3 $ 865.2 Gross Margin, GAAP 37.6% 38.3% 39.3% 38.0% Selling, General & Administrative Expenses 658.1 694.2 751.6 528.9 SG&A Expense Margin, GAAP 25.3% 23.9% 23.8% 23.2% Operating Income, GAAP $ 321.7 $ 416.6 $ 491.7 $ 336.3 Operating Margin, GAAP 12.4% 14.4% 15.5% 14.8% Net Income Attributable to Teledyne, GAAP 227.2 333.8 402.3 269. 8 Interest Expense 33.1 25.5 21.0 11.9 Income Taxes 59.8 60.1 71.4 58.8 Depreciation & Amortization Expense 113.0 113.0 111.9 87.5 EBITDA, non-GAAP $ 433.1 $ 532.4 $ 606.6 $ 428.0 EBITDA Margin, non-GAAP 16.6% 18.3% 19.2% 18.8% Note: Represents financial data as filed in historical SEC filings, which do not reflect Accounting Standards Update (ASU) No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost for 2016 and prior years 23Teledyne Technologies Incorporated Reconciliation of Non-GAAP Financial Measures The following tables set forth a reconciliation of net income and operating margin provided in acordance with GAAP to comparable results that are non-GAAP. Reconciliation of GAAP to Non-GAAP financial measures (in millions): Fiscal Year (Incl. Discont Ops) Fiscal Year 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 Sales from Continuing Operations $ 625.5 $ 647.0 $ 712.8 $ 874.7 $ 1,055.1 $ 1,251.6 $ 1,441.6 $ 1,722.0 $ 1,652.1 $ 1,644.2 $ 1,941.9 $ 2,127.3 $ 2,338.6 $ 2,394.0 $ 2,298.1 $ 2,149.9 Add: Discontinued Operation (a) 118.8 125.7 127.9 141.9 151.4 181. 6 180. 7 171. 0 -- -- -- -- -- -- -- -- Total Sales $ 744.3 $ 772.7 $ 840.7 $ 1,016.6 $ 1,206.5 $ 1,433.2 $ 1,622.3 $ 1,893.0 $ 1,652.1 $ 1,644.2 $ 1,941.9 $ 2,127.3 $ 2,338.6 $ 2,394.0 $ 2,298.1 $ 2,149.9 Cost of Sales 573.4 584.9 636.7 746.3 869.6 1,020.2 1,136.4 1,339.5 1,177.3 1,148.1 1,290.7 1,379.1 1,500.0 1,487.1 1,427.8 1,318.0 Gross Profit $ 170.9 $ 187.8 $ 204.0 $ 270.3 $ 336.9 $ 413.0 $ 485.9 $ 553.5 $ 474.8 $ 496.1 $ 651.2 $ 748.2 $ 838.6 $ 906.9 $ 870.3 $ 831.9 Gross Margin, GAAP 23.0% 24.3% 24.3% 26.6% 27.9% 28.8% 30.0% 29.2% 28.7% 30.2% 33.5% 35.2% 35.9% 37.9% 37.9% 38.7% Selling, General & Administrative Expenses 143.8 145.6 157.0 203.4 236.2 287. 9 323. 6 364. 6 303.4 317.6 424.0 505. 1 598. 3 612. 4 588.6 578. 1 SG&A Expense Margin, GAAP 19.3% 18.8% 18.7% 20.0% 19.6% 20.1% 19.9% 19.3% 18.4% 19.3% 21.8% 23.7% 25.6% 25.6% 25.6% 26.9% Operating Income, GAAP $ 27.1 $ 42.2 $ 47.0 $ 66.9 $ 100.7 $ 125.1 $ 162.3 $ 188.9 $ 171.4 $ 178.5 $ 227.2 $ 243.1 $ 240.3 $ 294.5 $ 281.7 $ 253.8 Operating Margin, GAAP 3.6% 5.5% 5.6% 6.6% 8.3% 8.7% 10.0% 10.0% 10.4% 10.9% 11.7% 11.4% 10.3% 12.3% 12.3% 11.8% Net Income Attributable to Teledyne, GAAP 6.8 25.4 29.7 41.7 64.2 80.3 98.5 111.3 115.9 119.9 142. 1 161. 8 185. 0 217. 7 195.8 190.9 Interest Expense 1.9 0.6 0.8 1.9 3.5 7.4 12.5 10.9 4.8 6.5 16.2 17.8 20.4 19.0 23.9 23.2 Income Taxes 4.5 16.7 14.9 26.3 38.8 41.4 50.8 65.0 50.0 53.6 69.5 65.4 39.5 66.5 62.7 50.4 Depreciation & Amortization Expense 20.5 21.8 23.1 24.8 25.6 32.0 34.7 47.3 42.5 45.2 64.2 78.3 91.1 94.3 90.3 87.3 EBITDA, non-GAAP $ 33.7 $ 64.5 $ 68.5 $ 94.7 $ 132.1 $ 161.1 $ 196.5 $ 234.5 $ 213.2 $ 225.2 $ 292.0 $ 323.3 $ 336.0 $ 397.5 $ 372.7 $ 351.8 EBITDA Margin, non-GAAP 4.5% 8.3% 8.1% 9.3% 10.9% 11.2% 12.1% 12.4% 12.9% 13.7% 15.0% 15.2% 14.4% 16.6% 16.2% 16.4% (a) Represents the divested former Aerospace Engines & Componenents segment Fiscal Year 9 Mo. YTD 2017 2018 2019 2020 Total Sales $ 2, 603.8 $ 2,901.8 $ 3, 163.6 $ 2,276.9 Cost of Sales 1,624.0 1,791.0 1,920.3 1,411.7 Gross Profit $ 979.8 $ 1,110.8 $ 1, 243.3 $ 865.2 Gross Margin, GAAP 37.6% 38.3% 39.3% 38.0% Selling, General & Administrative Expenses 658.1 694.2 751.6 528.9 SG&A Expense Margin, GAAP 25.3% 23.9% 23.8% 23.2% Operating Income, GAAP $ 321.7 $ 416.6 $ 491.7 $ 336.3 Operating Margin, GAAP 12.4% 14.4% 15.5% 14.8% Net Income Attributable to Teledyne, GAAP 227.2 333.8 402.3 269. 8 Interest Expense 33.1 25.5 21.0 11.9 Income Taxes 59.8 60.1 71.4 58.8 Depreciation & Amortization Expense 113.0 113.0 111.9 87.5 EBITDA, non-GAAP $ 433.1 $ 532.4 $ 606.6 $ 428.0 EBITDA Margin, non-GAAP 16.6% 18.3% 19.2% 18.8% Note: Represents financial data as filed in historical SEC filings, which do not reflect Accounting Standards Update (ASU) No. 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost for 2016 and prior years 23

Teledyne Technologies Incorporated Reconciliation of Non-GAAP Financial Measures (cont…) Reconciliation of GAAP to Non-GAAP financial measures (in millions): Fiscal Year (Incl. Discont Ops) Fiscal Year 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Net cash provided by operating activities, GAAP $ 166.7 $ 120.4 $ 154.9 $ 127.1 $ 219.5 $ 189.2 $ 203.3 $ 287.9 $ 210.2 $ 317.0 $ 374.7 $ 446.9 $ 482.1 Less: purchases of property, plant and equipment (40.3) (41.9) (36.2) (31.0) (41.7) (65.3) (72.6) (43.5) (47.0) (61.6) (58.5) (86.8) (88.4) Less: facility purchase pursuant to 1031 like-kind exchange 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 (26.0) 0.0 0.0 0.0 Free Cash Flow, non-GAAP 126.4 78.5 118. 7 96.1 177.8 123. 9 130.7 244. 4 163.2 229.4 316.2 360. 1 393.7 Add: pension contribution, net of taxes 3.9 35.7 71.1 28.1 44.0 60.3 51.4 0.0 0.0 0.0 0.0 0.0 0.0 Add: restricted cash utilized for 1031 like-kind exchange 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 19.5 0.0 0.0 0.0 Adjusted Free Cash Flow, non-GAAP 130.3 114. 2 189.8 124.2 221.8 184. 2 182.1 244. 4 163. 2 248.9 316.2 360.1 393.7 9 Mo. YTD 2020 Net cash provided by operating activities, GAAP $ 382.5 Less: purchases of property, plant and equipment (52.0) Free Cash Flow, non-GAAP 330. 5 The company defines free cash flow as cash provided by operating activities (a measure by GAAP) less capital expeditures for property, plant and equipment. Adjusted free cash flow eliminates the impact of pension contributions on a net of tax basis, and reflects utilization of restricted cash from the sale of a former operating facility which funded, in part, a facility purchase pursuant to a 1031 like-kind exchange. The company believes that this supplemental non-GAAP information is useful to assist management and the investment community in analyzing the company's ability to generate cash flow, including the impact of voluntary and required pension contributions. All cash pension contributions were voluntary. Teledyne Q3 2020 Cash $ 454.5 Total Debt 786.7 Stockholders' Equity 3,026.0 Total Capitalization $ 3,812.7 Net Debt $ 332.2 Net Book Capitalization $ 3,358.2 Net Debt / Net Book Cap 9.9% 24Teledyne Technologies Incorporated Reconciliation of Non-GAAP Financial Measures (cont…) Reconciliation of GAAP to Non-GAAP financial measures (in millions): Fiscal Year (Incl. Discont Ops) Fiscal Year 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Net cash provided by operating activities, GAAP $ 166.7 $ 120.4 $ 154.9 $ 127.1 $ 219.5 $ 189.2 $ 203.3 $ 287.9 $ 210.2 $ 317.0 $ 374.7 $ 446.9 $ 482.1 Less: purchases of property, plant and equipment (40.3) (41.9) (36.2) (31.0) (41.7) (65.3) (72.6) (43.5) (47.0) (61.6) (58.5) (86.8) (88.4) Less: facility purchase pursuant to 1031 like-kind exchange 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 (26.0) 0.0 0.0 0.0 Free Cash Flow, non-GAAP 126.4 78.5 118. 7 96.1 177.8 123. 9 130.7 244. 4 163.2 229.4 316.2 360. 1 393.7 Add: pension contribution, net of taxes 3.9 35.7 71.1 28.1 44.0 60.3 51.4 0.0 0.0 0.0 0.0 0.0 0.0 Add: restricted cash utilized for 1031 like-kind exchange 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 19.5 0.0 0.0 0.0 Adjusted Free Cash Flow, non-GAAP 130.3 114. 2 189.8 124.2 221.8 184. 2 182.1 244. 4 163. 2 248.9 316.2 360.1 393.7 9 Mo. YTD 2020 Net cash provided by operating activities, GAAP $ 382.5 Less: purchases of property, plant and equipment (52.0) Free Cash Flow, non-GAAP 330. 5 The company defines free cash flow as cash provided by operating activities (a measure by GAAP) less capital expeditures for property, plant and equipment. Adjusted free cash flow eliminates the impact of pension contributions on a net of tax basis, and reflects utilization of restricted cash from the sale of a former operating facility which funded, in part, a facility purchase pursuant to a 1031 like-kind exchange. The company believes that this supplemental non-GAAP information is useful to assist management and the investment community in analyzing the company's ability to generate cash flow, including the impact of voluntary and required pension contributions. All cash pension contributions were voluntary. Teledyne Q3 2020 Cash $ 454.5 Total Debt 786.7 Stockholders' Equity 3,026.0 Total Capitalization $ 3,812.7 Net Debt $ 332.2 Net Book Capitalization $ 3,358.2 Net Debt / Net Book Cap 9.9% 24